ASF
3/11/2003

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C. 187

SECUR[redacted]IMISSION

03014623

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dunwoody Brokerage Servuces, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Dunwoody Club Drive, Suite 200
(No. and Street)

Atlanta, GA 30350-5206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Hopkins 678-731-0007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 392, 314 Residence Ave., Albany, GA 31701
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public Fannin County, GA, My Commission Expired Feb 1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNWOODY BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT
ALBANY, GEORGIA

DUNWOODY BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
912-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

I have audited the accompanying statement of financial condition of Dunwoody Brokerage Services, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunwoody Brokerage Services, Inc. as of December 31, 2002 and 2001 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 04, 2003

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2002 AND 2001

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents (Note 7)	$ 27,735	$ 34,267
Deposit at CRD	161	66
Receivables: (Note 1)		
Commissions	53,067	56,384
Brokers	4,394	13,014
Prepaid Expenses	1,842	6,250
Prepaid Taxes	4,097	8,431
TOTAL CURRENT ASSETS	$ 91,296	$ 118,412
EQUIPMENT AT COST (Note 1)		
Office Equipment/Furnishings (at cost)	$ 44,701	$ 44,701
Less Accumulated Depreciation	32,590	26,950
TOTAL EQUIPMENT	$ 12,111	$ 17,751
OTHER ASSETS		
Lease Deposit (Note 2)	$ 4,627	$ 4,627
Marketable Securities (Note 6)	5,016	12,462
Non-marketable Securities (Note 6)	7,400	12,900
TOTAL OTHER ASSETS	$ 17,043	$ 29,989
TOTAL ASSETS	$ 120,450	$ 166,152

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Checking Account Overdraft (Note 7)	$ 2,370	$ -
Accounts Payable	12,359	19,005
Commissions Payable	39,838	60,470
TOTAL CURRENT LIABILITIES	$ 54,567	$ 79,475
OTHER LIABILITIES		
Deferred Income Tax Liability (Note 10)	$ 1,890	$ 3,008
STOCKHOLDERS' EQUITY		
Common Stock - $-0- Par value, 1,000,000 Shares Authorized, 10,000 Shares Issued and Outstanding	$ 10,000	$ 10,000
Retained Earnings	57,018	90,849
Unrealized Loss on Marketable Securities	(3,025)	(17,180)
TOTAL STOCKHOLDERS' EQUITY	$ 63,993	$ 83,669
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 120,450	$ 166,152

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2002 AND 2001

		2002		2001
REVENUES:				
Mutual Funds Commissions	$	376,038	$	410,394
General Securities Commissions		242,443		470,423
Variable Annuities Commissions		213,236		308,997
Variable Life Commissions		21,364		46,545
Direct Placements		269,397		88,830
Private Placements		79,350		340,925
Fees		48,196		56,709
GROSS REVENUES	$	1,250,024	$	1,722,823
OPERATING EXPENSES				
Commissions	$	940,638	$	1,353,266
Consulting Fees		5,700		-
Depreciation		5,640		5,383
Employee Benefit Plans		18,793		23,868
Other Operating Expenses		56,032		110,522
Taxes		15,054		17,703
Rent		38,371		39,859
Wages		192,180		227,718
Total Operating Expenses	$	1,272,408	$	1,778,319
NET INCOME(LOSS)FROM OPERATIONS	$	(22,384)	$	(55,496)
NON-OPERATING INCOME/EXPENSE				
Gain/losses on Securities	$	(14,652)	$	787
Interest earned		400		2,586
Total	$	(14,252)	$	3,373
NET INCOME/LOSSES BEFORE INCOME TAXES	$	(36,636)	$	(52,123)
PROVISION FOR INCOME TAXES (Note 10)				
Tax Benefit from operating loss	$	1,687	$	8,431
Deferred Income Tax Benefit		1,118		213
Total Provision for Income taxes	$	2,805	$	8,644
NET INCOME	$	(33,831)	$	(43,479)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2002 AND 2001

	Common Shares	Stock Amount	Retained Earnings	Unrealized losses on Securities
ENDING BALANCES - 12/31/00	10,000	$ 10,000	$ 134,328	$ -
NET INCOME/LOSS - 2001	-	-	$(43,479)	-
ENDING BALANCES - 12/31/01	10,000	$ 10,000	$ 90,849	$(17,180)
NET INCOME/LOSS - 2002	-	-	(33,831)	$(14,155)
ENDING BALANCES - 12/31/02	10,000	$ 10,000	$ 57,018	$(3,025)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2002 AND 2001

SOURCES OF CASH		
OPERATING ACTIVITIES		
Net Income/(Loss)	$(33,831)	$(43,479)
Adjustments to Derive Cash Effect:		
Depreciation	5,640	5,383
Deferred Income taxes	(1,118)	(213)
Realized loss on securities	16,705	-
Increase/Decrease in deposit at CRD	(95)	423
Increase/Decrease in Prepaids	8,742	(3,174)
Increase/Decrease in receivables	11,937	34,094
Increase/Decrease in liabilities	(24,908)	(27,702)
Cash Provided/Used By Operations	$(16,928)	$(34,668)
INVESTING ACTIVITIES		
(Purchase)/sale of Securities	$ 10,396	$(2,542)
Purchase of Equipment	-	(2,571)
Total Investing Activities	$ 27,101	$(5,113)
INCREASE/DECREASE IN CASH	$(6,532)	$(39,781)
CASH AT BEGINNING OF PERIOD	34,267	74,048
CASH AT END OF PERIOD	$ 27,735	$ 34,267
Cash Payments:		
Income taxes	$ -	$ 4,942
Interest	$ -	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2002 AND 2001

	TOTAL SUBORDINATED LIABILITIES
BEGINNING BALANCES 12/31/01	$ -
2001 CHANGES	-
ENDING BALANCES 12/31/01	$ -
2002 CHANGES	-
ENDING BALANCE 12/31/02	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Dunwoody Brokerage Services, Inc. is a registered broker-dealer in the securities market under the Securities Exchange Act of 1934.

ECONOMIC DEPENDENCY - In 2001 there was a concentration of risk in that 20% of gross revenue was derived from private placements related to one company. There was no such concentration in 2002.

There are no other concentrations in any areas that would affect the operations of the Company currently or in the future. This includes but is not limited to the following concentrations:

a. Volume of business transacted with a particular customer, supplier, lender, etc. (other than shown above)
b. Revenue from particular products, services, etc.
c. Available sources of brokers, services or of licenses or other rights used in operations.
d. Market or geographic area

SECURITIES TRANSACTIONS - Dunwoody Brokerage Services, Inc. has a clearing agreement with Sterne, Agee & Leach, Inc., Birmingham, Alabama.

REVENUE RECOGNITION - Commission income and the related expense are recorded on a trade date basis.

Securities are classified as available for sale. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the management of the Company. Realized gains and losses are recognized in income when realized. Unrealized gains and losses are reflected on the balance sheet as a separate component of equity.

INCOME TAXES - The Company is taxed as a C corporation. Income taxes are computed at statutory rates on financial statement income and on federal and state taxable income. Deferred tax assets and/or liabilities are recorded based on the temporary differences between financial statement income and taxable income.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Estimates used in these financial statements were established by management by reviewing past experiences and evaluating these experiences in the context of current and expected future conditions. Therefore' these accounting estimates have been based on both objective factors (past transactions and events) and subjective factors (projecting the likely outcome of future transactions and events).

RECEIVABLES - Due to the collection history of the Company, no provision for doubtful accounts was required for 2002 and 2001.

DEPRECIATION - The Company provides for depreciation of equipment at straight-line rates over the estimated useful lives of 5-7 years for financial statement reporting and at accelerated rates for income tax purposes.

The cost of assets sold, traded or otherwise retired, and the related accumulated depreciation are removed from the accounts in the year of retirement. Gains and losses are included in income in the year of retirement.

NOTE 2 - LEASE AGREEMENT

The Company's lease for its former offices expired February 28,2000. The Company entered into a five-year lease agreement, effective February 1, 2000, and moved at the end of February 2000 into a larger office complex. Gross monthly rent under the lease agreement is $4,909. The lease requires a deposit equal to the last monthly payment of $4,627. Total rent expense for 2002 and 2001 was $38,371 and $39,859, respectively. The Company rents part of the office space to offset the monthly gross rent expense; however, the annual rental income from this cannot be determined. Minimum rental payments under the Company's lease until the lease expires in 2005 are:

2003-2004	$58,908 each year
2005	$ 4,627 January 2005

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 - EMPLOYEE BENEFIT PLANS

During 1995 the Company started a money purchase pension plan and a profit sharing retirement plan. The Plans cover all full time employees with no age requirements. The plan requires two years' minimum service and 100% immediate vesting. Employee contributions are not permitted. All of the Company's three full time employees are covered by the plans and are fully vested. The Company's expense for 2002 and 2001 was $18,793 and $23,858 respectively.

NOTE 4 - STATEMENT OF CASH FLOWS

"Cash" is treated as funds available for operations on the statement of cash flows. Cash equivalents include money market funds.

NOTE 5 - RESTRICTIVE TRANSFER AGREEMENT

On February 3, 1995 the company's two shareholders and the Company entered into an agreement to make provisions for the future disposition of shares of their Company stock; to provide for the sale of shares of the Company's stock on the occasion of certain specified events; to provide that such shares shall be transferable only upon compliance with the terms of this agreement; and to provide for issuance of additional capital stock of the Company only upon certain conditions.

NOTE 6 - SECURITIES (AVAILABLE FOR SALE)

Marketable Securities

The Company owns marketable common stocks with a cost basis of $8,041. As of December 31, 2002 the market value of the stock was $5,016. The total unrealized loss has been recorded and reflected on the balance sheet as a separate component of equity.

Non-marketable Securities

The Company owns common stock which due to certain restrictions is not marketable and for which no market value could be determined as of December 31, 2002 The stock is carried on the books of the Company at its cost basis of $7,400 which management believes to approximate the market value.

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of three money market accounts which are carried at market value and one regular checking accounts. One of the accounts is the Company's good faith account of $25,000 which it maintains with its carrying broker Sterne, Agee and Leach, Inc.. Management does not allow the checking account balance to exceed federally insured limits; however, the money market accounts are uninsured.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis. At December 31, 2002 and 2001, the net capital and the aggregate indebtedness were $29,944 and $21,217 and $54,567 and $79,475, respectively. The required minimum net capital was reduced to $5,000 during 2001.

NOTE 9 - LEGAL MATTERS

A lawsuit brought against the Company and the Company's president by a former broker of the Company was settled through arbitration by the NASD Office of Dispute in 2000. Total cost to the Company is summarized below:

	2001	2000
Settlement fee paid to Claimant	$ -	$ 1,200
Legal fees incurred By Company	1,253	15,081
Total expense to Company	1,253	$16,281

This expense is included in the other operating expenses on the statement of income for 2001 and 2000. There were no costs for 2002.

An estate has filed an action to seek recovery of losses allegedly sustained as a result of one of the Company's brokers having improperly and illegally advised a client to purchase unsuitable securities. The matter is in arbitration with NASD Office of Dispute Resolution. The Company has affirmed that the action is without merit. The amount of cost, if any, to be incurred by the Company can not be determined at this time.

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 10- PROVISION FOR INCOME TAXES

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$1,890
Deferred tax assets	-
Net deferred tax liabilities	$1,890

The deferred tax liability results from the use of accelerated methods of depreciation of equipment and furnishings for tax purposes.

The components of the income tax provision are as follows:

Current tax benefit from net operating loss	$1,687
Deferred tax liability decrease	1,118
Total	$2,805

The current tax benefit differs from the amount that would result from applying statutory rates to net loss because of non deductible life insurance expense totaling approximately $4,636 and depreciation difference of $5,640.

The deferred tax liability was computed as follows:

Total temporary difference	$ 9,540
State income tax [6%(TI-6%)]	(540)
Federal taxable difference	$ 9,000
Federal tax rate	15%
Federal tax	$ 1,350
Add state tax from above	540
Total tax deferred on temporary differences	$ 1,890

The Company has a net operating loss carryover to benefit future years of $18,322. The carryover expires in 2022.

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
912-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

My audits were made for the purpose of forming an opinion on the basic financial statements of Dunwoody Brokerage Services, Inc. taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and to meet specific requirements of the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information has been prepared solely for filing with regulatory agencies and is not intended for any other purpose. This supplementary information has been prepared in conformity with the accounting practices of the U.S. Securities and Exchange Commission Pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 04, 2003

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3

December 31, 2002

Dunwoody Brokerage Services, Inc. claims exemption from this computation pursuant to Section (k) (2) (ii) of SEC Rule 15c3-3 whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2002 AND 2001

NET CAPITAL		
Total Shareholders' Equity	$ 63,993	$ 83,669
TOTAL CAPITAL AND ALLOWABLE LIABILITIES	$ 65,883	$ 86,677
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 12,111	$ 17,751
Prepaid Expenses, taxes,& Deposits	10,566	19,309
Deposit at CRD	161	66
Receivable from brokers	4,394	13,014
	$ 27,232	$ 50,140
NET CAPITAL BEFORE HAIRCUTS	$ 38,651	$ 36,537
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 752	$ 1,868
Non marketable securities	7,400	12,900
Money Market Funds	555	552
	$ 8,707	15,320
NET CAPITAL	$ 29,944	$ 21,217
AGGREGATE INDEBTEDNESS	$ 54,567	$ 79,475
BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required	$ 5,000	$ 5,000
EXCESS CAPITAL	$ 24,944	$ 16,217
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 31,136	$ 21,939
Audit Adjustments		
Increase in allowable assets	3,028	$ 3,983
Increase in aggregate indebtedness	(4,220)	$(4,705)
Net audit adjustments	$(1,192)	$(722)
Net capital per above	$ 29,944	$ 21,217

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS